Exhibit 8.1

Significant Subsidiaries and Consolidated Entities of the Registrant

Subsidiaries	Place of Incorporation
Meili Group Limited	Hong Kong
Hangzhou Shiqu Information and Technology Co., Ltd.	PRC
Meilishuo (Beijing) Network Technology Co., Ltd.	PRC

Consolidated Variable Interest Entities	Place of Incorporation
Hangzhou Juangua Network Co., Ltd.	PRC
Beijing Meilishikong Network and Technology Co., Ltd.	PRC